UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,345,041[1] shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,345,041[1] shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,345,041[1] shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.4 [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Consists of (i) 1,797,705 shares of Common Stock, (ii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) issued on November 2, 2016, (iii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued on November 21, 2018, (iv) an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of warrants issued on November 2, 2016 (the “2016 Warrants”), and (v) an aggregate of 4,469,018 shares of Common Stock issuable upon exercise of warrants issued on November 21, 2018 (the “2018 Warrants,” and together with the 2016 Warrants, the “Warrants”).

[2]
This calculation is rounded to the nearest tenth and is based upon 15,165,832 shares of Common Stock outstanding as of November 21, 2018 based upon (i) 13,982,400 shares of Common Stock outstanding as of September 10, 2018, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2018 plus (ii) the issuance of 1,183,432 shares of Common Stock on November 21, 2018, as reported in the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2018, and an aggregate of 13,547,336 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants held by Cap 1 LLC.

CUSIP No. 70469L100	13D/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,595 shares of Common stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
102,595 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,595 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[3]
This calculation is rounded to the nearest tenth and is based upon 15,165,832 shares of Common Stock outstanding as of November 21, 2018 based upon (i) 13,982,400 shares of Common Stock outstanding as of September 10, 2018, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2018 plus (ii) the issuance of 1,183,432 shares of Common Stock on November 21, 2018, as reported in the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2018.

CUSIP No. 70469L100	13D/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard and Beth Sackler Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,200 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,200 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,200 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[4]
This calculation is rounded to the nearest tenth and is based upon 15,165,832 shares of Common Stock outstanding as of November 21, 2018 based upon (i) 13,982,400 shares of Common Stock outstanding as of September 10, 2018, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2018 plus (ii) the issuance of 1,183,432 shares of Common Stock on November 21, 2018, as reported in the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2018.

CUSIP No. 70469L100	13D/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[5]
This calculation is rounded to the nearest tenth and is based upon 15,165,832 shares of Common Stock outstanding as of November 21, 2018 based upon (i) 13,982,400 shares of Common Stock outstanding as of September 10, 2018, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2018 plus (ii) the issuance of 1,183,432 shares of Common Stock on November 21, 2018, as reported in the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2018.

Page 6 of 11 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by Cap 1 LLC, a Delaware limited liability company (“Cap 1”), Richard S. Sackler, M.D. (“Dr. Sackler”), the Richard and Beth Sackler Foundation, Inc. (the “Foundation”) and David Sackler (collectively, the “Reporting Persons” and each, a “Reporting Person”), to amend the Schedule 13D originally filed by the Reporting Persons on September 21, 2016 (the “Original Schedule 13D”), with respect to the beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of Peak Resorts, Inc. (the “Company”), a corporation organized under the laws of the State of Missouri. The address of the principal executive offices of the Company is 17409 Hidden Valley Drive, Wildwood, Missouri 63025.
In accordance with Rule 13d-2 of the Act, this Amendment No. 3 amends and supplements, as set forth below, only information in the Original Schedule 13D, as amended and supplemented by Amendment No. 2 to Schedule 13D filed with the SEC on August 1, 2017 (“Amendment No. 2”), and by Amendment No. 1 to Schedule 13D filed with the SEC on November 14, 2016 (“Amendment No. 1,” and together with this Amendment No. 3, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), that has materially changed since the filing of Amendment No. 2. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration.
On November 21, 2018, as a condition to the funding of a two-year senior secured term loan facility in the amount of $50.0 million (the “Term Loan”) provided by Cap 1 to the Company in connection with the Company’s acquisition (the “Acquisition”) of 100% of the issued and outstanding common stock of Snow Time, Inc. (“Snow Time”), and for aggregate consideration of $20.0 million, Cap 1 acquired from the Company 20,000 shares of Series A Preferred Stock (initially convertible into 3,179,650 shares of Common Stock) and the 2018 Warrants (exercisable for an aggregate of 4,469,018 shares of Common Stock). Cap 1 funded the Term Loan and such purchases of Series A Preferred Stock and the 2018 Warrants out of its available cash on hand.
Item 4 is hereby incorporated in this Item 3 by reference.
Item 4.	Purpose of Transaction.
On November 21, 2018, the Company, through its wholly owned subsidiary Snow Time Acquisition, Inc. (“ST Acquisition”), completed the Acquisition pursuant to the previously announced Stock Purchase Agreement entered into with the stockholders of Snow Time, dated as of September 24, 2018. The consideration for the Acquisition totaled approximately $70.0 million in cash, subject to customary post-closing adjustments and transaction-related expenses, and 1,183,432 shares of the Common Stock with a value equal to $6.0 million. The cash portion of the Acquisition purchase price was funded with (i) borrowings of $50.0 million pursuant to the Credit Agreement (as defined below) and (ii) $20.0 million in proceeds received from the sale of 20,000 shares of Series A Preferred Stock and the 2018 Warrants to Cap 1. Pursuant to the terms of the Credit Agreement, dated as of November 21, 2018 (the “Credit Agreement”), by and among ST Acquisition, as borrower (the “Borrower”), Snow Time and Cap 1, Cap 1 has provided the Term Loan secured by all real property on which the Snow Time resorts are located and improvements thereon, together with related rights. As a condition to the funding of the Term Loan, and for aggregate consideration of $20.0 million, the Company exercised the existing option (the “Cap 1 Option”) to issue to Cap 1 an additional 20,000 shares of Series A Preferred Stock, along with additional warrants to purchase shares of Common Stock that are immediately exercisable and expire 12 years from the date of issuance, as follows: (i) 1,538,462 shares of Common Stock at $6.50 per share (“Warrant No. 4”); (ii) 625,000 shares of Common Stock at $8.00 per share (“Warrant No. 5”); and (iii) 555,556 shares of Common Stock at $9.00 per share (“Warrant No. 6,” and together with Warrant No. 4 and Warrant No. 5, the “Option Warrants”). As consideration for the Term Loan and in lieu of fees, upon funding, the Company also issued Cap 1 an additional warrant to purchase 1,750,000 shares of Common Stock at $10.00 per share that is immediately exercisable and expires 12 years from the date of issuance (the “Financing Warrant”).
The exercise prices of the Option Warrants must be paid in cash. At the Company’s option, the exercise price of the Financing Warrant may be paid in whole or in part in cash or by withholding a number of shares of Common Stock issuable upon exercise with an aggregate fair market value as of the exercise date equal to such aggregate exercise price.  The exercise prices of each of the Option Warrants and Financing Warrant and the number of shares of Common Stock issuable upon their exercise are subject to adjustment in the event of a stock split, stock dividend, reorganization, reclassification, consolidation, merger, sale and similar transaction.

Page 7 of 11 Pages

The foregoing description of the Option Warrants is qualified in its entirety by reference to Warrant No. 4, Warrant No. 5 and Warrant No. 6, which are filed as Exhibits 4.1, 4.2 and 4.3, respectively, to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference. The foregoing description of the Financing Warrant is qualified in its entirety by reference to Warrant No. 7, which is filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference.
Cap 1 made the Term Loan and acquired the shares of Series A Preferred Stock, the Option Warrants and the Financing Warrant for investment purposes.
Item 5.	Interest in Securities of the Company.
(a) and (b)
	Shares Beneficially Owned[6]	Percent of Class[7]
1. Cap 1:[8]
Sole Voting Power	15,345,041	53.4%
Shared Voting Power	-0-	0%
Sole Dispositive Power	15,345,041	53.4%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	15,345,041	53.4%
2. Dr. Sackler:
Sole Voting Power	102,595	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	102,595	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	102,595	0.7%
3. The Foundation:
Sole Voting Power	26,200	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	26,200	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	26,200	0.2%
4. David Sackler:
Sole Voting Power	100,000	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	100,000	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	100,000	0.7%

[6]
Summer Road LLC (“Summer Road”) is the trading manager of the Reporting Persons, and in that capacity Summer Road acts on behalf of the Reporting Persons as an agent. Rory A. Held, in his capacity as an employee of Summer Road, provides investment management services to the Reporting Persons. Summer Road and Mr. Held have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Persons. Summer Road is a "family office" (as defined in Investment Company Act of 1940 Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of the same family, and any voting power or investment power Summer Road or Mr. Held may hold over the Shares is ultimately attributed to the Reporting Persons. Mr. Held is a member of the Company's Board of Directors and was nominated for election by Cap 1 pursuant to the terms of the Original Stockholders Agreement (as defined in Item 6). Pursuant to an arrangement between Mr. Held and Summer Road, any compensation that would otherwise be payable to Mr. Held for his services as a director of the Company will be paid directly to Summer Road as his employer. Pursuant to this arrangement, an aggregate of 24,589 Restricted Stock Units (“RSUs”) that were granted to Mr. Held as compensation for his service as a director of the Company have been paid to Summer Road. The RSUs give the recipient the right to receive (i) the number of shares of Common Stock underlying the RSUs or (ii) as may be elected by the Company's compensation committee, cash equal to the closing sale price per share of Common Stock on the trading day immediately prior to the distribution date times the number of shares underlying the RSUs. The RSUs vest in full one year from the date of grant provided that the recipient is serving on the board of directors at that time. Vested RSUs will be distributed to the recipient on the date that is six months after the day the recipient's service on the board of directors terminates for any reason. RSUs were granted to Mr. Held on November 7, 2016, when Mr. Held joined the Company's board, on October 4, 2017 and October 10, 2018.

[7]
This calculation is rounded to the nearest tenth and is based upon 15,165,832 shares of Common Stock outstanding as of November 21, 2018 based upon (i) 13,982,400 shares of Common Stock outstanding as of September 10, 2018, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2018 plus (ii) the issuance of 1,183,432 shares of Common Stock on November 21, 2018, as reported in the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2018, and, in the case of the calculation for Cap 1 only, also includes an aggregate of 13,547,336 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants.

[8]
Cap 1 is a Delaware limited liability company wholly owned by Crystal Fiduciary Company, LLC, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS. The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Dr. Sackler and the issue of Dr. Sackler. Its shares listed as beneficially owned in this table consist of 1,797,705 shares of Common Stock, 6,359,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and an aggregate of 7,648,668 shares of Common Stock issuable upon exercise of the Warrants. David Sackler is the president of Summer Road and one of the beneficiaries of Cap 1. Cap 1 is a family client of Summer Road.

Page 8 of 11 Pages

(c) The Reporting Persons have not acquired any shares of Common Stock during the past 60 days, except as disclosed in Item 4.
(d) Summer Road provides investment management services to the Reporting Persons. In this capacity Summer Road shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of the sum of all of the shares of Common Stock beneficially owned by the Reporting Persons as described in Items 5(a) and (b). Summer Road has no pecuniary interest in (and has not funded any purchases of) the Shares beneficially owned by the Reporting Persons. Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Company.
Credit Agreement
    Interest on the Term Loan will be charged at a rate of 6.95%, subject to a 2.0% increase upon an event of default. Amounts due under the Term Loan may be prepaid without penalty.  Upon the incurrence of certain debt, the Borrower must repay the Term Loan with such funds.

    The Term Loan matures on November 30, 2020 and may be extended for an additional one-year period at the Borrower’s option, so long as no event of default has occurred. If extended, the Company has agreed to issue Cap 1 a warrant to purchase 666,667 shares of Common Stock, exercisable immediately from the issuance date and for up to ten years from the date of issuance, at $7.50 per share (the “Extension Warrant”).
The Credit Agreement includes restrictions or limitations on certain transactions by the Borrower and subsidiary guarantors, including mergers, acquisitions, leases, asset sales, loans to third parties, affiliate transactions, and the incurrence or guaranty of certain additional debt and liens. The payment of cash dividends by the Borrower is also prohibited during the term of the Term Loan, provided that the Borrower may make distributions to the Company so long as no event of default has occurred.
Upon an event of default, as defined in the Credit Agreement, Cap 1 may declare all unpaid principal and interest due and payable. An event of default will occur upon failure to make a payment under the Credit Agreement when due; breach of any representation, warranty or covenant under the Credit Agreement; failure by the Company or any of its subsidiaries to make payments due under existing credit facilities; and occurrence of a change in control, among other customary default circumstances. The Credit Agreement defines a change in control to have occurred at any time the Company ceases to own 100% of the ownership interests in the Borrower or when any person, other than Cap 1 or its affiliates, becomes the beneficial owner of more than 50% of the voting stock of the Company.
The Credit Agreement obligates each of the entities acquired by the Company in connection with the Acquisition as unconditional guarantors of all debt evidenced by the Credit Agreement. The Borrower and subsidiary guarantors have agreed to indemnify Cap 1 against any claims and losses incurred in connection with entry into the Credit Agreement.
The foregoing description of the Credit Agreement is qualified in its entirety by reference to the terms of the Credit Agreement, which is filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference.

Page 9 of  11 Pages
Amended and Restated Stockholders’ Agreement
In connection with the Acquisition, the Company, Cap 1 and Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch (the “Management Stockholders”) entered into the Amended and Restated Stockholders’ Agreement, dated as of November 21, 2018. The Amended and Restated Stockholders’ Agreement adds the new shares of Series A Preferred Stock, Option Warrants, Financing Warrant and Extension Warrant, and the shares of Common Stock underlying such securities, to the scope of Stockholders’ Agreement, dated as of November 2, 2016 (the “Original Stockholders’ Agreement”). The remaining provisions of the Amended and Restated Stockholders’ Agreement remain unchanged from the Original Stockholders’ Agreement and are summarized in the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2016, which summary is incorporated herein by reference.
The foregoing description of the Amended and Restated Stockholders’ Agreement is qualified in its entirety by reference to the terms of the Amended and Restated Stockholders’ Agreement, which is filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference.
Amended and Restated Voting Agreement
Also in connection with the Acquisition, the Company, Cap 1 and the Management Stockholders entered into the Amended and Restated Voting Agreement, dated as of November 21, 2018. The Amended and Restated Voting Agreement adds the new shares of Series A Preferred Stock, Option Warrants, Financing Warrant and Extension Warrant, and the shares of Common Stock underlying such securities, to the scope of Voting Agreement, dated as of August 22, 2016. For so long as Cap 1 beneficially owns at least 20.0% of the issued and outstanding equity securities of the Company on a fully diluted, as-converted basis, the Amended and Restated Voting Agreement requires the parties to:
•	vote in favor of Cap 1’s nominee to the board of directors;
•
vote against the removal of Cap 1’s nominee to the board of directors unless Cap 1 approves or the nominee no longer satisfies the qualifications set forth in the Amended and Restated Stockholders’ Agreement;

•	vote in favor of the removal of Cap 1’s nominee to the board of directors if requested by Cap 1; and
•
vote in favor of any increase in the authorized shares of Common Stock necessary to ensure that there are sufficient shares of Common Stock available for issuance upon conversion of the Series A Preferred Stock and exercise of all warrants held by Cap 1.

In addition, Cap 1 has agreed that for up to three years after the issuance date or until a change of control, it will vote any shares of Common Stock issued upon exercise of any warrants held by Cap 1 in favor of the board of directors’ recommendations as to the election, removal or replacement of directors and all other proposals submitted to the vote of stockholders, except in the case of non-routine matters such as tender offers, mergers, acquisitions and similar transactions.
Cap 1 and the Management Stockholders granted proxies for purposes of ensuring compliance with these voting obligations. Except with respect to Cap 1’s warrant voting obligations, the Amended and Restated Voting Agreement will terminate upon Cap 1 no longer having the right to nominate a director in accordance with the Amended and Restated Stockholders’ Agreement.
The foregoing description of the Amended and Restated Voting Agreement is qualified in its entirety by reference to the terms of the Amended and Restated Voting Agreement, which is filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference.

Page 10 of 11 Pages
Registration Rights Agreement
In connection with the issuance of the securities to Cap 1 pursuant to the terms of the Credit Agreement, on November 21, 2018, the Company entered into a Registration Rights Agreement with Cap 1 that grants the following registration rights with respect to the common stock issuable upon conversion of the Series A Preferred Stock and exercise of the Option Warrants and Financing Warrant, exercisable by the holders of a majority of the registrable securities: (i) at any time after six months following the issuance date, demand registration rights on a Form S-3 (i.e., a short-form registration); (ii) at any time after six months following the issuance date, demand registration rights on a Form S-1 (i.e., a long-form registration); and (iii) piggyback registration rights.
The Company is not required to effect more than four short-form registrations or two long-form registrations during any nine-month period or any demand registration unless the number of registrable securities sought to be registered is at least 30% of the registrable securities for a short-form registration or 50% of the registrable securities for a long-form registration and, in any event, not less than 100,000 registrable securities. The Company may delay the filing of or causing to be effective any registration statement if the Company determines in good faith that such registration will (i) materially and adversely affect the negotiation or consummation of any actual or pending material transaction; or (ii) otherwise have a material adverse effect, provided that the Company may not exercise such right to delay more than once in any consecutive 12 month period or for more than 90 days. The Registration Rights Agreement also includes customary provisions regarding market standoffs, registration procedures and expenses, blackout periods, indemnification, reporting required to comply with Rule 144 under the Securities Act of 1933, as amended, and confidentiality.
The Company further agreed that the same registration rights provided under the terms of the Registration Rights Agreement would be granted to any shares of Common Stock issued upon exercise of the Extension Warrant if the Company exercises its right to extend the Term Loan.
The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Registration Rights Agreement, which is filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Exhibit L.
Warrant No. 4 issued to Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit M.
Warrant No. 5 issued to Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit N.
Warrant No. 6 issued to Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit O.
Financing Warrant issued to Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit P
Credit Agreement among Snow Time Acquisition, Inc., Snow Time, Inc. and Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit Q
Amended and Restated Stockholders’ Agreement among Peak Resorts, Inc., Timothy D. Boyd, Stephen J. Mueller, Richard K. Deutsch and Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit R
Amended and Restated Voting Agreement among Peak Resorts, Inc., Cap 1 LLC, Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Exhibit S
Registration Rights Agreement between Peak Resorts, Inc. and Cap 1 LLC, dated as of November 21, 2018, is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 23, 2018 (File No. 001-35363).

Page 11 of 11 Pages

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  November 30, 2018
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard and Beth Sackler Foundation, Inc.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.

David Sackler
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for David Sackler